March 18, 2020

Dai Zheng
Chief Executive Officer
WeTrade Group Inc.
No. 1 Gaobei South Coast
Yi An Men 111 Block 37
Chao Yang District
Beijing City, People's Republic of China

       Re: WeTrade Group Inc.
           Registration Statement on Form S-1
           Filed March 6, 2020
           File No. 333-236973

Dear Mr. Zheng:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. You disclose that the selling stockholders "may not be deemed to be" underwriters once a market has developed for your common stock. Given that you are a shell company, please identify the selling stockholders as underwriters.
2. The prospectus does not include the information required by Items 303, 401, 402, 403, and 404 of Regulation S-K. Please revise. Refer to Part I of Form S-1. As part of your response, please identify the company, as well as the director who owns such company, that extended a loan of $1,500,000 for your future business operations. In this regard, we note your disclosure in Note 5 to the financial statements.
 Dai Zheng
WeTrade Group Inc.
March 18, 2020
Page 2
3. We note that, other than the exhibits that have been filed or incorporated by reference, you have not provided the information required by Part II of Form S-1, including the relevant undertakings and information regarding any sales of securities that were not registered under the Securities Act since your inception. Please revise. As part of your response, please clarify, if true, that the shares that were issued to the selling stockholders were for
         "no consideration" and that the selling stockholders acquired their shares in a transaction or transactions exempt from registration under Regulation S.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence,
Jan Woo at (202) 551-3453 with any questions.



FirstName LastNameDai Zheng                                     Sincerely,
Comapany NameWeTrade Group Inc.
                                                                Division of
Corporation Finance
March 18, 2020 Page 2                                           Office of
Technology
FirstName LastName